UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.   20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.   ) *

RED LAKE EXPLORATION, INC.
(Name of Issuer)

common stock, $0.001 par value per share
(Title of Class of Securities)

756631 10 7
(CUSIP Number)

Laboa Holdings Inc. Suite 1-A, #5, Calle Eusebio A. Morales, El Cangrejo, Panama City, Panama 507-264-5630
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.   [   ]

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information that would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

Schedule 13D	Red Lake Exploration, Inc.	Page 2

CUSIP No.

756631 10 7

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Laboa Holdings Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] Not applicable (b) [ ]
3.	SEC Use Only
4.	Sources of Funds (See Instructions) WC – Working Capital
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ] Not applicable
6.	Citizenship or Place of Organization Panama
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 7,500,010
8.	Shared Voting Power Nil
9.	Sole Dispositive Power 7,500,010
10.	Shared Dispositive Power Nil
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,500,010 shares of common stock
12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions) [ ] Not applicable
13.	Percent of Class Represented by Amount in Row (11) 14.2%
14.	Type of Reporting Person (See Instructions) CO (Corporation)

Schedule 13D	Red Lake Exploration, Inc.	Page 3

Item 1.

Security and Issuer

This statement on Schedule 13D relates to the shares of common stock, $0.001 par value per share, of Red Lake Exploration, Inc., a Nevada corporation (“Red Lake”).  The principal executive office of Red Lake is located at 10168 Lawson Drive, Richmond, British Columbia, V7E 5M3, Canada.

Item 2.

Identity and Background

(a)

Laboa Holdings Inc.

(b)

Republic of Panama

(c)

Investment company

(d)

Suite 1-A, #5, Calle Eusebio A. Morales, El Cangrejo, Panama City, Panama

(e)

During the last five years, Laboa Holdings Inc. has not been convicted in a criminal proceeding.

(f)

During the last five years, Laboa Holdings Inc. was not a party to a civil proceeding or a judicial or administrative body of competent jurisdiction where, as a result, of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.

Source and Amount of Funds or Other Consideration

Laboa Holdings Inc. has a direct beneficial interest in 7,500,010 shares of common stock of Red Lake.

On June 21, 2007, Laboa Holdings Inc. agreed to purchase 535,715 shares of commons tock from John Di Cicco.  Laboa Holdings Inc. purchased the beneficial ownership of the 535,715 shares of common stock of Red Lake for a purchase price of US$1,071.43 pursuant to the terms and conditions of a share purchase agreement with Mr. Di Cicco.

On June 29, 2007, Laboa Holdings Inc. received an additional 6,964,295 shares of common stock at no cost as payment as part of Red Lake’s 13 to 1 stock dividend payout.

Item 4. Purpose of Transaction

Laboa Holdings Inc. acquired the 535,715 shares in Red Lake as an investment as part of an agreement reached with John Di Cicco to buy and sell the 535,715 shares in a private transaction.

Depending on market conditions and other factors, Laboa Holdings Inc. may acquire additional securities of Red Lake as Laboa Holdings Inc. deems appropriate, whether in open market purchases, privately negotiated transactions, private placements with Red Lake or otherwise.  Laboa Holdings Inc. also reserves the right to dispose of some or all of his shares in the open market, in privately negotiated transactions to third parties or otherwise.

As of the date of this document, Laboa Holdings Inc. does not have any plans or proposals that relate to or would result in:

(1)

the acquisition by any person of additional securities of Red Lake, or the disposition of securities of Red Lake;

(2)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Red Lake or any of its subsidiaries;

(3)

a sale or transfer of a material amount of assets of Red Lake or any of its subsidiaries;

(4)

any change in the present board of directors or management of Red Lake including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(5)

any material change in the present capitalization of dividend policy of Red Lake;

Schedule 13D	Red Lake Exploration, Inc.	Page 4

(6)

any other material change in Red Lake’  business or corporate structure;

(7)

changes in Red Lake’ Articles of Incorporation or other actions that may impede an acquisition of control of Red Lake by any person;

(8)

a class of securities of Red Lake to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)

a class of equity securities of Red Lake becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(10)

any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)

Laboa Holdings Inc. is the beneficial owner of 7,500,010 shares of common stock of Red Lake.  The shares represent an aggregate 14.2% of the issued and outstanding shares of common stock of Red Lake.

(b)

Laboa Holdings Inc. holds the sole power to vote and to dispose of the 7,500,010 shares of common stock of Red Lake.

(c)

Laboa Holdings Inc. has not effected any transaction in the common stock of Red Lake during the past 60 days, except as disclosed in this statement.

(d)

Not applicable.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as disclosed in this Schedule, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among Laboa Holdings Inc. and any other person with respect to any securities of Red Lake, including, but not limited to, transfer or voting of any securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profit or loss, or the giving or withholding of proxies.

Item 7.  Materials to Be Filed as Exhibits.

None.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        LABOA HOLDINGS INC.

/s/ Authorized signatory

Dated:  June 29, 2007

By:

Authorized Signatory